FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  16 April 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Holding(s) in Company dated 16 April 2004





                           BALTIMORE TECHNOLOGIES PLC

London, UK - 16 April 2004: The Company received notification on the 15 April 2004 that pursuant to the agreement notified to the Company under section 204 of the Companies Act 1985, details of which have been previously announced, that Acquisitor Holdings (Bermuda) Ltd purchased 140,000 ordinary shares (it is beneficially interested but they will be held through Hanover Nominees Limited) in the Company on 8 April 2004.

In addition, the Company has also received notification on the 15 April 2004 that pursuant to the Agreement, Acquisitor Holdings (Bermuda) Ltd purchased 155,000 ordinary shares (it is beneficially interested but they will be held through Hanover Nominees Ltd) in the Company on 13 April 2004.

On 15 April, in fulfilment of the obligation of disclosure under sections 198 to 202 Companies Act 1985, the company received notification that Acquisitor Holdings (Bermuda) Ltd is now interested in 7,008,736 ordinary shares representing approximately 13.03% based on the issued ordinary share capital being 53,787,503 as per the Annual Return of Baltimore Technologies plc made up to 6.9.2003.

                                    - ENDS -

For further information:

Baltimore Technologies plc
Denis Kelly
+353 1881 6000

Smithfield
Andrew Hey
Nick Bastin
Will Swan
020 7360 4900


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 16 April 2004